Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 MAY 29 AM 11:38

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

30th May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

02034441

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing in The Star entitled "BMW wants only M'sia wholesale rights", released on 30th May 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung Fax No. (646) 885 3043

/ggk/ADR

Form Version 2.0
General Announcement
Submitted by S DARBY on 30-05-2002 05:10:21 PM
Reference No SD-020530-29942

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no.	:	**ZO-020529-56143**

* Subject :
Article entitled "BMW wants only M'sia wholesale rights"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 29th May 2002 and the news article appearing in The Star, Business Section, page 3, on Wednesday, 29th May 2002.

Tractors Malaysia Holdings Berhad, a subsidiary of Sime Darby, is currently still in negotiation with Bayerische Motoren Werke Aktiengesellschaft ("BMW") on BMW's proposed takeover of the wholesaling rights of BMW cars in Malaysia.

On the proposed privatisation and sale of DMIB Berhad ("DMIB"), we refer to our announcement made on 30th April 2002. A Scheme of Arrangement between DMIB and its stockholders is proposed for the migration of DMIB stockholders to a new public listed company ("NewPLC") which will take over the listing status of DMIB and will acquire several engineering services and trading companies from Sime Darby. The companies to be injected into NewPLC are still being evaluated and Sime SembCorp Engineering Sdn. Bhd. and Sime Engineering Sdn. Bhd. have been identified as possible companies to be transferred to NewPLC. Since the proposal is for DMIB's stockholders to migrate to NewPLC through a share exchange, the question of Sime Darby making a general offer for the remaining shares in DMIB not owned by Sime Darby does not arise.

Announcements on the above will be made to the Exchange as soon as the details have been finalised.

This announcement is dated 30th May 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: